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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                   FORM 8-A/A

                       AMENDMENT TO REGISTRATION STATEMENT
                                   ON FORM 8-A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT
                         TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              BANKBOSTON CORPORATION
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             (Exact name of registrant as specified in its charter)


MASSACHUSETTS                                           04-2471221
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         (State of incorporation                     (I.R.S. Employer
                or organization)                      Identification No.)


100 FEDERAL STREET, BOSTON, MASSACHUSETTS                 02110
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              (Address of principal executive offices) (Zip Code)


     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered
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Preferred Stock                            New York Stock Exchange
     Purchase Rights
                                           Boston Stock Exchange


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

Securities Act registration statement file number to which this form relates:______________________ (if applicable)



     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                                      NONE
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                                (Title of class)



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Item 1.  AMENDMENT TO DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On June 28, 1990, the Board of Directors of BankBoston Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock of the Company (the "Common Stock") held of record at the close of business on July 12, 1990. The Board of Directors made the Rights dividend distribution in accordance with the Rights Agreement dated as of June 28, 1990, between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agreement"). On March 14, 1999, the Company and Fleet Financial Group, Inc. ("Fleet") executed an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of the Company with and into Fleet. In connection with the execution of the Merger Agreement, the Company executed an amendment (the "Amendment") to the Rights Agreement in order to (x) amend the definition of "Acquiring Person" set forth in the Rights Agreement to provide that neither Fleet nor any affiliated or associated party (collectively with Fleet, the "Fleet Parties") will be deemed to be an Acquiring Person by virtue of the fact that Fleet is the Beneficial Owner (as defined in the Rights Agreement) solely of shares of Common Stock (i) of which any Fleet Party is or becomes the Beneficial Owner by reason of the approval, execution or delivery of the Merger Agreement or the Stock Option Agreement, dated as of March 14, 1999, between the Company, as issuer, and Fleet, as grantee (the "Stock Option Agreement"), or by reason of the consummation of any transaction contemplated in the Merger Agreement, the Stock Option Agreement or both, (ii) of which any Fleet Party is the Beneficial Owner on March 14, 1999, (iii) acquired in satisfaction of a debt contracted prior to March 14, 1999 in good faith in the ordinary course of such Fleet Party's banking business, (iv) held by any Fleet Party in a bona fide fiduciary or depository capacity or (v) owned in the ordinary course of business by either (A) an investment company registered under the Investment Company Act of 1940, as amended, or (B) an investment account, in either case for which any Fleet Party acts as investment advisor and (y) to provide that at the effective time of the merger, the Common Stock will be converted into the consideration provided for in the Merger Agreement, and all Rights attached thereto shall simultaneously be extinguished with no additional consideration being paid on account thereof.

         Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Junior Participating Preferred Stock, Series D at a purchase price of $50 per Unit (the "Purchase Price"), subject to adjustment. As a result of the Company's two-for-one stock split, effected in the form of a stock dividend, in June, 1998, the Rights have been adjusted so that one-half of a Right is associated with each currently outstanding share of Common Stock. Each newly issued share of Common Stock will also have one-half of a Right associated with it. The description and terms of the Rights are set forth in the Rights Agreement.

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         The Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate certificates representing the Rights have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement by the Company that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the then outstanding shares of Common Stock or voting securities representing 15% or more of the total voting power of the Company other than as a result of the repurchase of shares of Common Stock or voting securities by the Company (unless and until such person or group purchases or otherwise becomes the beneficial owner of additional shares of Common Stock or voting securities constituting 1% or more of the then outstanding shares of Common Stock or voting securities) (the "Stock Acquisition Date") or (ii) ten business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock or voting securities representing 15% or more of the total voting power of the Company.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued will contain a notation incorporating by reference the Rights Agreement and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will not be exercisable until the Distribution Date and will cease to be exercisable at the close of business on July 12, 2000 unless the Rights are earlier redeemed or exchanged by the Company as described below or they earlier expire (the earliest of all such dates, the "Expiration Date").

         As soon as practicable after the Distribution Date, separate certificates representing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the earlier of the Distribution Date and the Expiration Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date under certain employee plans or arrangements or in certain cases upon conversion of convertible securities of the Company, and in all other cases deemed necessary or appropriate by the Board of Directors, will be issued with Rights.

         In the event (a "Flip-In Event") that a person or group, with certain exceptions, becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock or voting securities representing 15% or more of the total voting power of the Company other than (i) pursuant to an offer for all outstanding shares of Common Stock and other voting securities which the Board of Directors determines to be fair to stockholders and otherwise in the best interests of the Company or (ii)

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as a result of the repurchase of shares of Common Stock or voting securities by the Company (unless and until such person or group purchases or otherwise becomes the beneficial owner of additional shares of Common Stock or voting securities constituting 1% or more of the then outstanding shares of Common Stock or voting securities), each Right (other than Rights which have become null and void as described below) will thereafter entitle the holder to receive, upon exercise of the Right, Common Stock (or, if insufficient shares of Common Stock are authorized and available, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.
In addition, at any time after a Flip-In Event the Board of Directors will have the option of exchanging all or part of the Rights (other than Rights held by an Acquiring Person or certain related persons and transferees) for Common Stock (or other equity securities deemed to have the same value as one share of Common Stock) at an exchange ratio of one share of Common Stock for each Right. However, Rights will not become exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as described below. In addition, following the occurrence of a Flip-In Event, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person (or certain related persons and transferees) will be null and void.

         As an example of the effect of a Flip-In Event, at an exercise price of $50 per Right, each Right which has not become null and void following a Flip-In Event would entitle its holder to purchase $100 worth of Common Stock (or other property, as noted above) for $50. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $50.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph and is at the same price per share paid in such offer), or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

         In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date (which period may be extended at any time while the Rights are still redeemable), at a price of $.0l per Right, payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.Ol per Right redemption price.

         Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the

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right to vote or to receive dividends. While, for federal income tax purposes, the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income at or after the time, if any, that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or upon redemption of the Rights as set forth above.

         Other than those provisions relating to the basic economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct defective or inconsistent provisions, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); PROVIDED, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of March 11, 1999, there were 296,508,437 shares of Common Stock issued and outstanding. As of March 11, 1999, 12,311,154 shares of Common Stock were reserved for issuance in connection with the Company's Automatic Dividend Reinvestment and Common Stock Purchase Plan, a total of 68,175,454 shares of Common Stock were reserved for issuance upon the exercise of stock options pursuant to the BankBoston Stock Plans (as defined in the Merger Agreement) and in respect of various employee and director savings, compensation and deferred compensation plans of the Company, and 59,005,178 shares of Common Stock were reserved for issuance upon exercise of the BankBoston Option Agreement (as defined in the Merger Agreement). A total of 200,000 shares of Junior Participating Preferred Stock, Series D have been authorized for issuance upon exercise of the Rights.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors.

         A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, a copy of Amendment No. 1 to the Rights Agreement, dated as of December 12, 1995, and a copy of Amendment No. 2 to the Rights Agreement, dated March 14, 1999, are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended.

Item 2.  EXHIBITS.

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         1.   Rights Agreement, dated as of June 28, 1990, between BankBoston
              Corporation and BankBoston, N.A., as Rights Agent, which includes as Exhibit B thereto the form of Rights Certificate. Pursuant to the Rights Agreement, the Rights Certificate will not be mailed until after the Distribution Date (as defined therein). *

         2. Amendment No. 1, dated as of December 12, 1995, to the Rights Agreement, dated as of June 28, 1990, between BankBoston Corporation and BankBoston, N.A., as Rights Agent, incorporated herein by reference to Exhibit 4(h) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 1-6522).

         3. Amendment No. 2, dated as of March 14, 1999, to the Rights Agreement, dated as of June 28, 1990, between BankBoston Corporation and BankBoston, N.A., as Rights Agent, incorporated herein by reference to Exhibit 99(d) to the Company's Current Report on Form 8-K dated March 14, 1999 (File No. 1-6522).

         4. Agreement and Plan of Merger by and between Fleet Financial Group, Inc. and BankBoston Corporation, dated as of March 14, 1999, incorporated herein by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated March 14, 1999 (File No. 1-6522).

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         *  Previously filed

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                                 SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         BANKBOSTON CORPORATION


                                         By: /s/ Janice B. Liva
                                             ---------------------------
                                             Janice B. Liva
                                             Assistant General Counsel and
                                              Assistant Clerk

Date: March 26, 1999

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                                  Exhibit Index


Exhibit No.                               Description
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   1                         Rights Agreement, dated as of
                             June 28, 1990, between BankBoston Corporation and BankBoston, N.A., as Rights Agent, which includes as Exhibit B thereto the form of Rights Certificate. *

    2                        Amendment No. 1, dated as of
                             December 12, 1995, to the Rights
                             Agreement, dated as of June 28, 1990,
                             between BankBoston Corporation and
                             BankBoston, N.A., as Rights Agent,
                             incorporated herein by reference to
                             Exhibit 4(h) to the Company's Annual
                             Report on Form 10-K for the year ended
                             December 31, 1996 (File No. 1-6522).


   3                         Amendment No. 2, dated as of
                             March 14, 1999, to the Rights
                             Agreement, dated as of June 28,
                             1990, between BankBoston
                             Corporation and BankBoston, N.A.,
                             as   Rights Agent, incorporated
                             herein by reference to Exhibit
                             99(d) to the Company's Current
                             Report on Form 8-K dated
                             March 14, 1999  (File No. 1-6522).


   4 Agreement and Plan of Merger by and between Fleet Financial Group, Inc. and BankBoston Corporation, dated as of March 14, 1999, incorporated herein by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated March 14, 1999 (File No. 1-6522).

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   *  Previously filed

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